UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

CAESARS ENTERTAINMENT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes due 2024

(Title of Class of Securities)

127686AA1

(CUSIP Number of Class of Securities)

Timothy R. Donovan, Esq.

Executive Vice President, General Counsel, Chief Legal, Risk & Security Officer and Corporate Secretary

Caesars Entertainment Corporation

One Caesars Palace Drive, Las Vegas, NV 89109

(702) 407-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to,

John Berkery

Mayer Brown LLP

1221 Avenue of the Americas, New York, NY, 10020

(212) 506-2552

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,881,991,650	$234,307.96

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock reported on the NASDAQ Global Select Market on June 1, 2018. The final purchase price per $1,000 principal amount of Notes will be determined in accordance with the pricing formula described in the Company’s Prospectus, dated June 4, 2018, which forms a part of the registration statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission.
(2)	The amount of the filing fee assumes that all outstanding Convertible Notes of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$234,307.96	Filing Party:	Caesars Entertainment Corporation
Form or Registration No.:	Form S-4	Date Filed:	June 4, 2018

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐*

☐	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Caesars Entertainment Corporation, a Delaware corporation (the “Company,” the “Offeror,” “CEC,” “we” or “us”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to exchange for (i) shares of the Company’s common stock par value $0.01 per share (the “Common Stock”) and (ii) cash, for each $1,000 principal amount of the Company’s 5.00% Senior Convertible Notes due 2024 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the prospectus forming part of the Company’s registration statement on Form S-4 relating to the exchange offer (as it may be amended or supplemented from time to time, the “Prospectus”) and in the related Letter of Transmittal and Consent (as it may be amended or supplemented from time to time, the “Letter of Transmittal and Consent”), which are incorporated by reference herein as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Exchange Act.

The information set forth in the Prospectus and the Letter of Transmittal and Consent is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under “Summary Terms of the Exchange Offer and Consent Solicitation” and “Questions and Answers About the Exchange Offer and Consent Solicitation” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Caesars Entertainment Corporation. The Company’s principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109. Our telephone number is (702) 407-6000.

(b) Securities. The subject securities are the Company’s 5.00% Convertible Senior Notes due 2024. As of June 1, 2018, there was $1,118,979,852 aggregate principal amount of Convertible Notes outstanding.

(c) Trading Market and Price. The Convertible Notes are not listed for trading on any national securities exchange. The Common Stock is listed on the NASDAQ Global Select Market under the symbol “CZR.” The information set forth in the Prospectus under the sections entitled “Summary—Market Trading” and “Price Range of Common Stock and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Caesars Entertainment Corporation is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is c/o Caesars Entertainment Corporation, One Caesars Palace Drive, Las Vegas, Nevada 89109 and the telephone number is (702) 407-6000. No single person or group of persons controls the Company.

Name	Position
Mark P. Frissora	Chief Executive Officer, President and Director (Principal Executive Officer)
Eric Hession	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Keith A. Causey	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
Janis Jones Blackhurst	Executive Vice President, Public Policy and Corporate Responsibility
Richard D. Broome	Executive Vice President, Communications and Government Relations
Timothy Donovan	Executive Vice President, General Counsel, Chief Legal, Risk and Security Officer, and Corporate Secretary
Christopher Holdren	Executive Vice President and Chief Marketing Officer
Thomas Jenkin	Global President of Destination Markets
Robert Morse	President of Hospitality
Les Ottolenghi	Executive Vice President and Chief Information Officer
Marco Roca	President of Global Development and Chief Development Officer
Christian Stuart	Executive Vice President, Gaming and Interactive Entertainment
James Hunt	Chairman of the Board of Directors
Thomas Benninger	Director
John Boushy	Director
John Dionne	Director
Matthew Ferko	Director
Don Kornstein	Director
David Sambur	Director
Richard P. Schifter	Director
Christopher J. Williams	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Exchange Offer. The information set forth in the following sections of the Prospectus is incorporated herein by reference:

(i) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(ii) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(iii) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(iv) Not applicable.

(v) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(vi) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(vii) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(viii) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(ix) Not applicable.

(x) “Summary,” “Questions and Answers About the Exchange Offer and Consent Solicitation” and “The Exchange Offer and Consent Solicitation;”

(xi) “The Exchange Offer and Consent Solicitation—Accounting Treatment;” and

(xii) “Summary” and “U.S. Federal Income Tax Considerations.”

(b) Purchases. The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer—Are any Convertible Notes held by your directors or officers?” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements Involving the Convertible Notes:

(1) Indenture, dated as of October 6, 2017, between the Company and Delaware Trust Company, as trustee, relating to the 5.00% Convertible Senior Notes due 2024, which is incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 13, 2017.

A description of the Indenture is contained in the Company’s Current Report on Form 8-K filed with the SEC on October 13, 2017 and is incorporated by reference herein.

Agreements Involving the Company’s Equity Compensation Plans:

(1) Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Deferred Compensation Plan, effective August 3, 2007, which is incorporated by reference to Exhibit 10.69 of our Form 10-Q filed on August 9, 2007.

(2) Amendment and Restatement of Harrah’s Entertainment, Inc. Deferred Compensation Plan, effective as of August 3, 2007, which is incorporated by reference to Exhibit 10.70 of our Form 10-Q filed on August 9, 2007.

(3) Amendment and Restatement of Park Place Entertainment Corporation Executive Deferred Compensation Plan, effective as of August 3, 2007, which is incorporated by reference to Exhibit 10.71 of our Form 10-Q filed on August 9, 2007.

(4) Caesars Entertainment Corporation Second Amended and Restated Executive Deferred Compensation Trust Agreement, dated as of December 12, 2016, between Caesars Entertainment Corporation and Wells Fargo Bank, N.A., which is incorporated by reference to Exhibit 10.20 of our Current Report on Form 8-K filed on October 13, 2017.

(5) Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011, which is incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on December 28, 2011.

(6) Caesars Entertainment Corporation 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on February 2, 2012.

(7) Amendment No.1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 25, 2012.

(8) Amendment No. 2 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2015.

(9) Amendment No. 3 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2016.

(10) Amendment No. 4 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.3 of our Form 10-Q filed on August 2, 2016.

(11) Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement, which is incorporated by reference to Exhibit (d)(3) to Schedule TO filed on July 25, 2012.

(12) Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options), which is incorporated by reference to Exhibit (d)(4) to Schedule TO filed on July 25, 2012.

(13) Form of Caesars Entertainment 2012 Performance Incentive Plan Restricted Share Award Agreement, which is incorporated by reference to Exhibit 10.84 of out Form 10-K for the year ending December 31, 2012, filed on March 15, 2013.

(14) Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 2, 2013.

(15) Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on January 9, 2015.

(16) Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement, which is incorporated by reference to Exhibit (d)(7) to Schedule TO filed on July 25, 2012.

(17) Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement, which is incorporated by reference to Exhibit (d)(8) to Schedule TO filed on July 25, 2012.

(18) 2009 Senior Executive Incentive Plan, amended and restated December 7, 2012, which is incorporated by reference to Exhibit 10.90 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013.

(19) Caesars Entertainment Corporation Omnibus Incentive Plan, dated November 14, 2012, which incorporated by reference to Exhibit 10.91 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013.

(20) Form of Restricted Stock Unit Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on July 6, 2016.

(21) Caesars Entertainment Corporation 2017 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed on July 6, 2016.

(22) Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement, which is incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 filed on October 6, 2017.

(23) Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, which is incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed on October 6, 2017.

(24) Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, which is incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-8 filed on October 6, 2017.

(25) Caesars Acquisition Company 2014 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2014.

(26) Form Nonqualified Option Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 16, 2014.

(27) Form Restricted Stock Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 16, 2014.

(28) Form Restricted Stock Unit Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan, which is incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2014.

(29) Amendment No. 1 to Caesars Entertainment Corporation 2017 Performance Incentive Plan., which is incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2018.

(30) Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement, which is incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 6, 2018.

(31) Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, which is incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 6, 2018.

(32) Form of Board Member Stock Grant Agreement, which is incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2018.

(33) Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, dated March 23, 2016, which is incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016.

(34) Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Acquisition Company, dated June 29, 2016, which is incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus under “Summary—Purpose of Exchange Offer and Consent Solicitation,” “Questions and Answers About the Exchange Offer and Consent Solicitation—Why are you making the exchange offer and consent solicitation?” and “The Exchange Offer and Consent Solicitation—Purpose, Effect and Contemplated Benefits” is incorporated herein by reference.

(b) Use of Securities Acquired. The Convertible Notes acquired pursuant to the Exchange Offer will be cancelled and retired by the Company.

(c) Plans.

We currently have no plans, proposals or negotiations underway that relate to or would result in:

(1)-(2)	Not applicable.

(3)	The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

(4)-(8)	Not applicable.

(9)	The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including is executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company’s compensatory plans, arrangements and agreements with its executive officers and directors are listed on item 5(e) above, which is incorporated herein by reference.

(10)	Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The Company intends to pay the cash portion of the total exchange consideration (as defined in the Prospectus) due pursuant to the terms of the exchange offer and consent solicitation and the fees and expenses relating to the Exchange Offer, including the fees and expenses of the dealer managers, the exchange and information agent (as defined in the Prospectus), the financial printer, counsel, accountants and other professionals, with cash on hand. The shares of the Company’s common stock to be issued in the exchange offer and consent solicitation are available from our authorized but unissued shares of common stock. The information set forth in the Prospectus in the sections entitled “Summary—The Exchange Offer,” “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Capitalization” and “The Exchange Offer and Consent Solicitation—Sources of Payment of the Total Exchange Consideration” is incorporated herein by reference.

(b) Conditions. The information set forth in the Prospectus under “The Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Prospectus under “Summary—Market Trading,” “Questions and Answers to the Exchange Offer and Consent Solicitation—Are any Convertible Notes held by your directors or officers?” and “Price Range of Common Stock and Dividend Policy” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Prospectus under “Summary—Market Trading” and “Price Range of Common Stock and Dividend Policy” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus under “The Dealer Manager” and “The Exchange and Information Agent” is incorporated herein by reference. None of the Company, the dealer manager, the exchange and information agent, the Trustee (as defined in the Prospectus) or any other person is making any recommendation in connection with the exchange offer and consent solicitation as to whether any holder of Convertible Notes should tender or refrain from tendering all or any portion of their Convertible Notes.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in, or incorporated by reference into, the Prospectus in the sections entitled “Capitalization” and “Ratios of Earnings to Fixed Charges” is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8, Financial Statements and Supplementary Data and Item 15, Exhibits, Financial Statement Schedules in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Annual Report 10-K”), (ii) Part I, Item 1 Unaudited Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and (iii) the Company’s current report on Form 8-K filed on June 1, 2018, which presents the financial statements and certain financial information that were previously included in the Company’s 2017 Annual Report 10-K on a basis consistent with Accounting Standards Update 2014-09, Revenue from Contracts with Customers and all related amendments are, in each case, incorporated herein by reference and can also be accessed electronically on the Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. The Information set forth in the Prospectus under the section entitled “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description

(a)(1)(i)	Prospectus, dated June 4, 2018 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 4, 2018).

(a)(1)(ii)	Form of Letter of Transmittal and Consent (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on June 4, 2018).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated June 4, 2018 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 4, 2018).

(b)	None.

(d)(1)	Indenture, dated as of October 6, 2017, between Caesars Entertainment Corporation and Delaware Trust Company, as trustee, relating to the 5.00% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 13, 2017).

Exhibit Number	Description

(d)(2)	Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Deferred Compensation Plan, effective August 3, 2007 (incorporated by reference to Exhibit 10.69 of our Form 10-Q filed on August 9, 2007).

(d)(3)	Amendment and Restatement of Harrah’s Entertainment, Inc. Deferred Compensation Plan, effective as of August 3, 2007 (incorporated by reference to Exhibit 10.70 of our Form 10-Q filed on August 9, 2007).

(d)(4)	Amendment and Restatement of Park Place Entertainment Corporation Executive Deferred Compensation Plan, effective as of August 3, 2007 (incorporated by reference to Exhibit 10.71 of our Form 10-Q filed on August 9, 2007).

(d)(5)	Caesars Entertainment Corporation Second Amended and Restated Executive Deferred Compensation Trust Agreement, dated as of December 12, 2016, between Caesars Entertainment Corporation and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.20 of our Current Report on Form 8-K filed on October 13, 2017)

(d)(6)	Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011 (incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on December 28, 2011).

(d)(7)	Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on February 2, 2012).

(d)(8)	Amendment No.1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 25, 2012).

(d)(9)	Amendment No. 2 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2015).

(d)(10)	Amendment No. 3 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2016).

(d)(11)	Amendment No. 4 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 of our Form 10-Q filed on August 2, 2016).

(d)(12)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (incorporated by reference to Exhibit (d)(3) to Schedule TO filed on July 25, 2012).

(d)(13)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options) (incorporated by reference to Exhibit (d)(4) to Schedule TO filed on July 25, 2012).

(d)(14)	Form of Caesars Entertainment 2012 Performance Incentive Plan Restricted Share Award Agreement (incorporated by reference to Exhibit 10.84 of out Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

Exhibit Number	Description

(d)(15)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 2, 2013).

(d)(16)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on January 9, 2015).

(d)(17)	Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement (incorporated by reference to Exhibit (d)(7) to Schedule TO filed on July 25, 2012).

(d)(18)	Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement (incorporated by reference to Exhibit (d)(8) to Schedule TO filed on July 25, 2012).

(d)(19)	2009 Senior Executive Incentive Plan, amended and restated December 7, 2012 (incorporated by reference to Exhibit 10.90 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

(d)(20)	Caesars Entertainment Corporation Omnibus Incentive Plan, dated November 14, 2012 (incorporated by reference to Exhibit 10.91 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(22)	Form of Cash Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(23)	Caesars Entertainment Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 filed on October 6, 2017).

(d)(24)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed on October 6, 2017).

(d)(25)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-8 filed on October 6, 2017).

(d)(26)	Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2014).

(d)(27)	Form Nonqualified Option Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 16, 2014).

Exhibit Number	Description

(d)(28)	Form Restricted Stock Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 16, 2014).

(d)(29)	Form Restricted Stock Unit Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2014).

(d)(30)	Amendment No. 1 to Caesars Entertainment Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(31)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(32)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(33)	Form of Board Member Stock Grant Agreement (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(34)	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, dated March 23, 2016 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(35)	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Acquisition Company, dated June 29, 2016 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2018

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ MARK P. FRISSORA
Name:	Mark P. Frissora
Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description

(a)(1)(i)	Prospectus, dated June 4, 2018 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 4, 2018).

(a)(1)(ii)	Form of Letter of Transmittal and Consent (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on June 4, 2018).

(a)(4)	Prospectus, dated June 4, 2018 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 4, 2018).

(d)(1)	Indenture, dated as of October 6, 2017, between Caesars Entertainment Corporation and Delaware Trust Company, as trustee, relating to the 5.00% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 13, 2017).

(d)(2)	Amendment and Restatement of Harrah’s Entertainment, Inc. Executive Deferred Compensation Plan, effective August 3, 2007 (incorporated by reference to Exhibit 10.69 of our Form 10-Q filed on August 9, 2007).

(d)(3)	Amendment and Restatement of Harrah’s Entertainment, Inc. Deferred Compensation Plan, effective as of August 3, 2007 (incorporated by reference to Exhibit 10.70 of our Form 10-Q filed on August 9, 2007).

(d)(4)	Amendment and Restatement of Park Place Entertainment Corporation Executive Deferred Compensation Plan, effective as of August 3, 2007 (incorporated by reference to Exhibit 10.71 of our Form 10-Q filed on August 9, 2007).

(d)(5)	Caesars Entertainment Corporation Second Amended and Restated Executive Deferred Compensation Trust Agreement, dated as of December 12, 2016, between Caesars Entertainment Corporation and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.20 of our Current Report on Form 8-K filed on October 13, 2017)

(d)(6)	Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011 (incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on December 28, 2011).

(d)(7)	Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.78 to the Registration Statement on Form S-1 filed on February 2, 2012).

(d)(8)	Amendment No.1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 25, 2012).

(d)(9)	Amendment No. 2 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2015).

(d)(10)	Amendment No. 3 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on May 20, 2016).

Exhibit Number	Description

(d)(11)	Amendment No. 4 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 of our Form 10-Q filed on August 2, 2016).

(d)(12)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (incorporated by reference to Exhibit (d)(3) to Schedule TO filed on July 25, 2012).

(d)(13)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options) (incorporated by reference to Exhibit (d)(4) to Schedule TO filed on July 25, 2012).

(d)(14)	Form of Caesars Entertainment 2012 Performance Incentive Plan Restricted Share Award Agreement (incorporated by reference to Exhibit 10.84 of out Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

(d)(15)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 2, 2013).

(d)(16)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on January 9, 2015).

(d)(17)	Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement (incorporated by reference to Exhibit (d)(7) to Schedule TO filed on July 25, 2012).

(d)(18)	Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement (incorporated by reference to Exhibit (d)(8) to Schedule TO filed on July 25, 2012).

(d)(19)	2009 Senior Executive Incentive Plan, amended and restated December 7, 2012 (incorporated by reference to Exhibit 10.90 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

(d)(20)	Caesars Entertainment Corporation Omnibus Incentive Plan, dated November 14, 2012 (incorporated by reference to Exhibit 10.91 of our Form 10-K for the year ending December 31, 2012, filed on March 15, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(22)	Form of Cash Award Agreement (July 2016 Retention Awards) under 2012 Performance Incentive Plan (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(23)	Caesars Entertainment Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8 filed on October 6, 2017).

Exhibit Number	Description

(d)(24)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed on October 6, 2017).

(d)(25)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-8 filed on October 6, 2017).

(d)(26)	Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2014).

(d)(27)	Form Nonqualified Option Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 16, 2014).

(d)(28)	Form Restricted Stock Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 16, 2014).

(d)(29)	Form Restricted Stock Unit Award Agreement under the Caesars Acquisition Company 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2014).

(d)(30)	Amendment No. 1 to Caesars Entertainment Corporation 2017 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(31)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(32)	Form of Caesars Entertainment Corporation 2017 Performance Incentive Plan Performance Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(33)	Form of Board Member Stock Grant Agreement (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed on April 6, 2018).

(d)(34)	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Entertainment Corporation, dated March 23, 2016 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016).

(d)(35)	Restricted Stock Unit Award Agreement by and between Mark Frissora and Caesars Acquisition Company, dated June 29, 2016 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 6, 2016).